December 18, 2019

Thomas Oxenreiter
Chief Financial Officer
Geospatial Corp
229 Howes Run Road
Saver, PA 16055

       Re: Geospatial Corp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 000-55937

Dear Mr. Oxenreiter:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K filed April 16, 2019

Audit Report, page 15

1. You have not identified the financial statement periods covered by the report.
      Additionally, in the second paragraph of the audit report you state current liabilities exceed current assets by $2,850,971 which does not agree with the financial statements as of December 31, 2018 or Note 1 on page 20. Please advise or revise. Refer to Rule 2-
      02(4) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas Oxenreiter
Geospatial Corp
December 18, 2019
Page 2

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameThomas Oxenreiter                    Sincerely,
Comapany NameGeospatial Corp
                                                       Division of Corporation
Finance
December 18, 2019 Page 2                               Office of Trade &
Services
FirstName LastName